UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date May 28, 2024	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

May 28, 2024

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES THE DATE OF EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

Considering the request of Shareholders Grupo de Inversiones Suramericana S.A. and Inversiones y Construcciones Estratégicas S.A.S., the Board of Directors of Bancolombia S.A. has instructed the CEO to call an Extraordinary General Shareholders’ Meeting for Wednesday, June 26, 2024. The Shareholders requested to include the appointment of the members of the Board of Directors in the agenda.

The call notice with the proposed agenda for the meeting, the place where the meeting will be held, and any other relevant information for shareholders, will be disclosed in the coming days.

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Contacts
Julian Mora	Jose Humberto Acosta	Catalina Tobón Rivera
Corporate VP	Financial VP	IR Manager
Tel.: (57 604) 4042436	Tel.: (57 601) 4885934	Tel.: (57 601) 4885950